

Mail Stop 4628

March 30, 2018

Via E-mail
Joel L. Thomas
Executive Vice President & Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

> **Re: Alliance One International, Inc.**
> **10-k for Fiscal Year Ended March 31, 2017**
> **Filed June 14, 2017**
> **File No. 1-13684**

Dear Mr. Thomas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   You indicate on page 7 of the 10-K that Japan Tobacco is your customer, and the Japan Tobacco website indicates that Japan Tobacco has a factory in Sudan.

Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, including contacts with its government, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ann Parker
Assistant Director
Division of Corporation Finance

William L. O'Quinn, Jr.
Senior Vice President, Chief Legal Officer and Secretary
Alliance One International, Inc.